03035562

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Argent Securities Inc.	**0001239602**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, October 22, 2003, Series 2003-W6	**333-105957**

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
OCT 27 2003
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 22, 2003

ARGENT SECURITIES INC.

By: /s/ John P. Grazer
Name: John. P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.3	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

TERM SHEET
[$778,000,000] *(Approximate)*

Asset-Backed Pass-Through Certificates Series 2003-W6

October 21, 2003

Argent Securities Inc.

Argent Securities Inc.
(Depositor)

Argent Mortgage Company, LLC
(Originator)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

TERM SHEET DATED October 21, 2003

Argent Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2003-W6
[$778,000,000] *(Approximate)*

Subject to Revision

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type[1,2]	WAL (yrs)	Principal Payment Window	Pmt Delay (days)	Interest Accrual Basis	Stated Final Maturity	Expected Ratings S&P / M / F
AV-1	491,634,000	FLT / PT			Not Offered			AAA / Aaa/ AAA
AV-2	73,226,000	FLT / PT	2.63	12/03 - 03/12	0	ACT/360	Jan 2034	AAA / Aaa / AAA
AF-1	25,000,000	FLT / SEQ	1.00	12/03 - 07/05	0	ACT/360	Jan 2034	AAA / Aaa / AAA
AF-2	10,000,000	FIX / SEQ	2.04	07/05 - 03/06	24	30/360	Jan 2034	AAA / Aaa / AAA
AF-3	15,000,000	FIX / SEQ	2.99	03/06 - 8/07	24	30/360	Jan 2034	AAA / Aaa / AAA
AF-4	12,000,000	FIX / SEQ	5.05	08/07 - 05/10	24	30/360	Jan 2034	AAA / Aaa / AAA
AF-5	13,140,000	FIX / SEQ	8.03	05/10 - 03/12	24	30/360	Jan 2034	AAA / Aaa / AAA
M-1	120,000,000	FLT / SUB	5.55	12/06 - 03/12	0	ACT/360	Jan 2034	AAA / Aa2/ NR
M-2	10,000,000	FLT / SUB	5.52	12/06 - 03/12	0	ACT/360	Jan 2034	BBB / Baa2 / BBB
M-3	8,000,000	FLT / SUB	5.52	12/06 - 03/12	0	ACT/360	Jan 2034	BBB- / Baa3 / BBB-
Total	778,000,000							

(1) The certificates are subject to the Net WAC Rate Cap.
(2) All Floating-Rate Certificates (except the Class AF-1 Certificates) will accrue interest at a rate not greater than the Maximum Cap Rate

Pricing Speed ("PPC")

Fixed-Rate Mortgage Loans	2% CPR growing to 20% CPR over 10 months
Adjustable-Rate Mortgage Loans	27% CPR

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates mak es any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivativeinstruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

ARGENT MORTGAGE COMPANY LLC

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W6

Transaction Overview

Offered Certificates: Approximately $98,226,000 senior floating-rate Certificates (Class AV-2 and Class AF-1 Certificates), approximately $50,140,000 senior fixed-rate Certificates (Class AF-2, Class AF-3, Class AF-4 and Class AF-5 Certificates), approximately $138,000,000 mezzanine floating-rate Certificates (Class M-1, Class M-2 and Class M-3 Certificates). The Class AV-2 Certificates are supported by adjustable-rate and fixed-rate, first lien mortgage loans with principal balances that may or may not conform to Fannie Mae guidelines ("Group II Mortgage Loans"). The Class AF Certificates are supported by fixed-rate, first lien mortgage loans with principal balances that may or may not conform to Fannie Mae guidelines ("Group III Mortgage Loans"). The Class M Certificates are supported by all of the Mortgage Loans.

Non-Offered Certificates: Approximately $491,634,000 senior floating-rate Class AV-1 Certificates. The Class AV-1 Certificates are supported by adjustable-rate and fixed-rate first lien mortgage loans with principal balances that conform to Fannie Mae guidelines ("Group I Mortgage Loans").

Collateral: As of November 1, 2003, the Mortgage Loans will consist of 4,435 adjustable-rate and fixed-rate, first lien, closed-end mortgage loans (the "Mortgage Loans") with LTVs at origination not in excess
all of the Mortgage Loans is approximately
ıns will be separated into three groups. The
ı-rate and fixed-rate mortgage loans totaling
oans will repres ent 257 adjustable-rate and
32,117. The Group III Mortgage Loans will
imately $93,926,148.

no add'l borrowing or prepaymt allowed (no home eq. loan)

Class A Certificates: rtificates.

Class M Certificates:

Class AV Certificates:

Class AF Certificates:

Floating-Rate Certificates: cates.

Fixed-Rate Certificates:

Depositor:

Originators: ɜ Company

Master Servicer:

Trustee:

Co-Lead Underwriters:). Incorporated

The information herein has been providec
its affiliates. Neither Ameriquest nor any c
preliminary and supersedes any prior infc
subsequently filed with the Securities and
change. All analyses are based on certai
universally accepted method for analyzin
business practices. Further, CGM does n
any strategy remains your responsibility.
instruments thereon referred to here, and
the securities referred to herein. Neither
offer to sell or buy any securities, commo
consummated without the purchaser first
implications of the analysis with respect t
Supplement and Private Placement Memc

ith respect to the Mortgage Loans provided by Ameriquest and
ess of the information herein. The information herein is
ɜ Placement Memorandum and by any other information
eport reflect CGM's judgment as of this date and are subject to
ıntially different results. You are cautioned that there is no
e differences between these assumptions and your actual
he instruments involved in this analysis. The decision to adopt
ɔyees may have positions in securities, commodities or derivative
lerivativeinstruments. In addition, CGM may make a market in
to be, or constitute, an offer to sell or buy or a solicitation of an
es, commodities or derivative instruments should be
inally, CGM has not addressed the legal, accounting and tax
countant and tax advisor. A final Prospectus, Prospectus
at (212) 723-6217.

citigroup

Transaction Overview (Cont.)

Co-Manager:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Certificate Insurer:	ACE Guaranty Corp. a AAA / Aa2 (S&P/ Moody's) rated surety bond provider
Cut-off Date:	November 1, 2003
Expected Pricing:	October [24], 2003
Expected Closing Date:	November 5, 2003
Record Date:	For the Floating-Rate Certificates: The business day immediately preceding the Distribution Date. For the Fixed-Rate Certificates: The last business day of the month preceding the month in which the Distribution Date occurs.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in December 2003.
Determination Date:	The Determination Date with respect to any Distribution Date is the 10th day of the month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period for the first Distribution Date will be from the Cut-off Date up to and including December 10th, and with respect to all other Distribution Dates, commencing on the day after the Determination Date in the month prior to the month in which such Distribution Date occurs and ending on the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Period:	For the Floating-Rate Certificates: For any Distribution Date will be the actual number of days (based on a 360-day year) included in the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date. The Floating-Rate Certificates will initially settle flat. For the Fixed-Rate Certificates: For any Distribution Date will be the calendar month preceding the month of such Distribution Date based on a 360-day year consisting of twelve 30-day months. The Fixed-Rate Certificates have a 24-day delay.
Administrative Fees:	The Servicing Fee calculated at the Servicing Fee Rate of 0.500% per annum, and the Trustee Fee calculated at the Trustee Fee Rate of [0.003]% per annum. The Servicing Fee will be paid monthly on the stated principal balance of each Mortgage Loan and the Trustee Fee will be paid monthly on the stated principal balance of the Mortgage Loans.
Expense Adjusted Net Mortgage Rates:	The per annum rate equal to the weighted average of the mortgage rate of each Mortgage Loan minus (a) the Trustee Fee Rate and (b) the Servicing Fee Rate.
Adjusted Net Maximum Mortgage Rates:	The per annum rate equal to the weighted average of the maximum mortgage rate of each Mortgage Loan (or the mortgage rate for each fixed-rate mortgage loan) minus (a) the Trustee Fee Rate and (b) the Servicing Fee Rate.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Transaction Overview (Cont.)

Optional Termination:	The Master Servicer, at its option, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date. If the Master Servicer fails to exercise its option, the NIMs Insurer, if any, may exercise that option.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date.
Certificate Guaranty Insurance Policy:	The policy will guarantee interest at the applicable pass-through rate on the Class A and M1 Certificates, will cover all losses allocated to the Class A and M1 Certificates not covered by excess cashflow, overcollateralization or subordination and will guarantee the payment of any principal remaining unpaid on the Class A and M-1 Certificates on the final distribution date. The policy will not guarantee any interest shortfalls relating to the Relief Act, Prepayment Interest Shortfalls, or Basis Risk Shortfalls.
Monthly Master Servicer Advances:	The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans (net of the Servicing Fee) to the extent such amounts are deemed recoverable from future payments on the Mortgage Loans. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement. The Master Servicer will *NOT* be obligated to compensate Certificateholders for any interest shortfalls resulting from the application of the Soldiers' and Sailors', Civil Relief Act of 1940.
Credit Enhancement:	1) Net Monthly Excess Cashflow 2) Overcollateralization ("OC") 3) Subordination 4) With respect to the Class A and M1 Certificates, a Certificate Guaranty Insurance policy provided by ACE Guaranty Corp.
Overcollateralization Target Amount:	With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately 2.75% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 5.50% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and (y) approximately $4,000,000 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.
Stepdown Date:	The earlier to occur of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates is zero and (ii) the later to occur of (A) the Distribution Date in December 2006 and (B) the date that the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account receipt of principal on the Mortgage Loans, but prior to any distributions of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to 40.00%.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivativeinstruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Transaction Overview (Cont.)

Credit Enhancement Percentage:

The Credit Enhancement Percentage for the Class A Certificates and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the Class M Certificates and the OC by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	(S&P /Moody's / Fitch)	Initial CE%	CE% On/After Stepdown Date
A	AAA / Aaa / AAA	20.00%	40.00%
M-1	AAA / Aa2/ NR	5.00%	10.00%
M-2	BBB / Baa2 / BBB	3.75%	7.50%
M-3	BBB- / Baa3 / BBB-	2.75%	5.50%

Net WAC Rate Cap:

Class AV-1 Certificates (Group I):
The rate per annum equal to (i) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period), minus (ii) the certificate guarantee insurance premium allocable to the Class AV-1 Certificates (expressed as a percentage), minus (iii) a *pro rata* portion of the Class M-1 certificate guarantee insurance premium (expressed as a percentage), weighted based upon the aggregate principal balance of the Group I Mortgage Loans less the aggregate certificate balance of the Class A Certificates.

Class AV-2 Certificates (Group II):
The rate per annum equal to (i) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period), minus (ii) the certificate guarantee insurance premium allocable to the Class AV-2 Certificates (expressed as a percentage), minus (iii) a *pro rata* portion of the Class M-1 certificate guarantee insurance premium (expressed as a percentage), weighted based upon the aggregate principal balance of the Group II Mortgage Loans less the aggregate certificate balance of the Class A Certificates.

Class AF Certificates (Group III):
The rate per annum equal to (i) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group III Mortgage Loans (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period for the Class AF-1 Certificates only), minus (ii) the certificate guarantee insurance premium allocable to the Class AF Certificates (expressed as a percentage), minus (iii) a *pro rata* portion of the Class M-1 certificate guarantee insurance premium (expressed as a percentage), weighted based upon the aggregate principal balance of the Group III Mortgage Loans less the aggregate certificate balance of the Class A Certificates.

Class M Certificates:
The per annum rate equal to the weighted average of the Group I, Group II and Group III Net WAC Rate Caps, weighted in proportion to the results of subtracting from the aggregate principal balance of each related loan group the current principal amount of the related Class A Certificates, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivativeinstruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Transaction Overview (Cont.)

Maximum Cap Rate:

Class AV Certificates: For any Distribution Date, the rate per annum equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans in the case of the Class AV-1 Certificates (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period), and the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group II Mortgage Loans in the case of the Class AV-2 Certificates (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period), plus the excess of the maximum rate set forth in the related Cap Contract minus the strike rate in such related Cap Contract, in each case for the related period.

Class M Certificates: For any Distribution Date, the per annum rate equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans, the Group II Mortgage Loans and the Group III Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal amount of the related Class A Certificates (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period), plus the excess of the maximum rate set forth in the related Cap Contract minus the strike rate in such related Cap Contract, in each case for the related period.

Basis Risk Shortfall:

Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable and each adjustable-rate Mortgage Loan will adjust based on six-month LIBOR after an initial period of two or three years following the date of origination and the Pass-Through Rates on the Floating Rate Certificates are based on one-month LIBOR, the application of the related Net WAC Rate Cap could result in shortfalls of interest otherwise payable on those Certificates in certain periods. This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by certain interim caps. These basis risk shortfalls are referred to as Net WAC Carryover Amounts, as more specifically defined below, and will be paid from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period.

Both the Offered and Non-Offered Certificates that are Floating Rate Certificates will benefit from one or more interest rate caps pledged to the trust to mitigate their Basis Risk Shortfalls. The notional schedules for the interest rate caps are available at the end of the term sheet.

Net WAC Rate Carryover Amount:

If on any Distribution Date, the Pass-Through Rate for a class of Offered Certificates is based on the related Net WAC Rate Cap, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date, plus (ii) accrued interest on such excess amount at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The ratings on each class of Certificates do not address the likelihood of, and the Certificate Guaranty Insurance Policy does not cover, the payment of any Net WAC Rate Carryover Amount.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivativeinstruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Transaction Overview (Cont.)

Certificates Interest Rate Caps: Beginning on the second Distribution Date, and for a period of [40] months thereafter, an Interest Rate Cap will be pledged to the Trust for the benefit of the AV-1 Certificates.

Beginning on the second Distribution Date, and for a period of [40] months thereafter, an Interest Rate Cap will be pledged to the Trust for the benefit of the AV-2 Certificates.

Beginning on the second Distribution Date, and for a period of [19] months thereafter, an Interest Rate Cap will be pledged to the Trust for the benefit of the AF-1 Certificates.

Beginning on the second Distribution Date, and for a period of [100] months thereafter, an Interest Rate Cap will be pledged to the Trust for the benefit of the M-1, M-2 and M-3 Certificates.

See attached Interest Rate Cap Schedules for details.

Interest Carry Forward Amount: For each class of Offered Certificates, on any Distribution Date, the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date plus (ii) interest on such excess at the Pass-Through Rate for such class.

Allocation of Losses: Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to any amounts in the Delinquency Trigger Reserve fund, third to the Class CE Certificates, fourth, to the Class M-3 Certificates, fifth, to the Class M-2 Certificates, and sixth, to the Class M-1 Certificates (provided that any Realized Losses allocated to the Class M-1 Certificates will be covered by the Certificate Guaranty Insurance Policy). There will be no allocation of Realized Losses on the Mortgage Loans to the Class A Certificates or the Class P Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled (provided that any principal and certain interest shortfalls on the Class A Certificates will be covered by the Certificate Guaranty Insurance Policy). Once Realized Losses are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M Certificates may be distributed to the holders of those certificates from Net Monthly Excess Cashflow, sequentially, to the Class M Certificates in numerical order.

Available Funds: For any Distribution Date, the sum, net of amounts reimbursable therefrom to the Master Servicer or the Trustee, of (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust) received during the related Due Period; (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date; and (iv) all compensating interest with respect to the Mortgage Loans paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Transaction Overview (Cont.)

Class A Principal Distribution Amount:

Until the Stepdown Date, or if a Trigger Event is in effect, each of the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. After the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain a 40.00% Credit Enhancement Percentage (based on 2x the original Class A Credit Enhancement Percentage).

Notwithstanding the foregoing, if the Certificate Principal Balance of any class of Class A Certificates is reduced to zero, then the remaining amount of principal distributions distributable to the holders of the Class A Certificates on such Distribution Date, and the amount of principal distributions from the related loan group on subsequent Distribution Dates, will be distributed to the holders of the class of Class A Certificates remaining outstanding, until the Certificate Principal Balance of such class of Class A Certificates remaining outstanding has been reduced to zero.

Class M Principal Distribution Amount:

The Class M Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on the Class M Certificates, first to the Class M-1 Certificates until it reaches a 10.00% Credit Enhancement Percentage (based on 2x the Class M-1 Initial Credit Enhancement Percentage), then to the Class M-2 Certificates until it reaches a 7.50% Credit Enhancement Percentage (based on 2x the Class M-2 Initial Credit Enhancement Percentage) and then to the Class M-3 Certificates until it reaches a 5.50% Credit Enhancement Percentage (based on 2x the Class M-3 Initial Credit Enhancement Percentage). If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivativeinstruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Transaction Overview (Cont.)

Coupon Step-up: After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the coupons on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
AV-1	2 * Margin
AV-2	2 * Margin
AF-4	Coupon + [0.50]%
AF-5	Coupon + [0.50]%
M-1, M-2, M-3	1.5 * Margin

Trigger Event: If either the Delinquency Trigger Event or Cumulative Loss Test is violated.

Delinquency Trigger Event: With respect to a Distribution Date on or after the Stepdown Date, in which any class A certificate remains outstanding, a Delinquency Trigger Event exists if the quotient (expressed as a percentage) of (x) the rolling three month average of the aggregate principal balance of mortgage loans 60 days Delinquent or more (including mortgage loans in bankruptcy, foreclosure or REO) and (y) the principal balance of the mortgage loans, as of the last day of the related Due Period, exceeds 40% of the prior period's Credit Enhancement Percentage.

On any Distribution Date after the Certificate Principal Balances of the Class A Certificates have been reduced to zero, a Delinquency Trigger Event will exist if the number of Mortgage Loans 60 days Delinquent or more exceed a percentage of the most senior remaining Certificate's enhancement percentage as specified in the Pooling and Servicing Agreement.

Delinquency Trigger Reserve Account: Under certain scenarios upon passing a Delinquency Trigger, funds that would normally be allocated to the CE holder will instead be diverted to fund the Delinquency Trigger Reserve Account as specified in the Pooling and Servicing Agreement.

Cumulative Loss Test: The aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
December 2006 through November 2007	2.50%
December 2007 through November 2008	4.00%
December 2008 through November 2009	5.25%
December 2009 through November 2010	5.75%
December 2010 and thereafter	6.00%

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Transaction Overview (Cont.)

Payment Priority: On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

1. To pay the portion of the certificate guaranty insurance premium allocable to each of the Class A Certificates, from their respective groups.
2. To pay the portion of the certificate guaranty insurance premium allocable to the Class M-1 Certificates, from each group, *pro rata*, weighted based upon the results of subtracting from each group's beginning balance the beginning Class A Certificate balance.
3. To pay interest on the Class A Certificates, including any accrued unpaid interest from a prior Distribution Date.
4. To pay interest on the Class M-1 Certificates, including any accrued unpaid interest from a prior Distribution Date.
5. To pay the Certificate Insurer any previously unreimbursed payments of interest made by it under the certificate guaranty insurance policy together with accrued interest on such unreimbursed amounts plus any other amounts owed to the Certificate Insurer under the related Insurance Agreement.
6. To pay interest on the Class M-2 and Class M-3 Certificates *pro rata*, excluding any accrued unpaid interest from prior Distribution Dates.
7. To pay principal on the Class A Certificates, in accordance with the principal payment provisions described above.
8. To pay principal on the Class M-1 Certificates, in accordance with the principal payment provisions described above.
9. To pay the Certificate Insurer any previously unreimbursed payments of principal made by it under the certificate guaranty insurance policy together with accrued interest on such unreimbursed amounts plus any other amounts owed to the Certificate Insurer under the related Insurance Agreement, to the extent not paid pursuant to clause 5 above.
10. To pay principal on the Class M-2 and Class M-3 Certificates, in accordance with the principal payment provisions described above.
11. From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.
12. From Net Monthly Excess Cashflow, if any, to pay Interest Carry Forward Amounts to Class M Certificates.
13. From Net Monthly Excess Cashflow, if any, to pay any Allocated Realized Loss Amounts to the Class M Certificates.
14. From Net Monthly Excess Cashflow, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates first to the class A certificates, pro rata, then to the Class M Certificates, sequentially, after taking into account any amounts received under the interest rate caps (See attached Schedules).
15. To pay any remaining amount to the Class CE and R Certificates in accordance with the Pooling and Servicing Agreement.

Source for Calculation of One-Month LIBOR: Telerate page 3750.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates mak es any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Transaction Overview (Cont.)

ERISA:	Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.
SMMEA:	The Class A and Class M1 Certificates are expected to constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). Other classes will not be SMMEA eligible.
Taxation – REMIC:	The Trust will be established as one or more REMICs for federal income tax purposes.
Ratings:	see below

Class	Ratings (S&P / Moody's / Fitch)
A	AAA / Aaa / AAA
M-1	AAA / Aa2 / NR
M-2	BBB / Baa2 / BBB
M-3	BBB- / Baa3 / BBB-

Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivativeinstruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics for the adjustable-rate and fixed-rate mortgage loans listed below are based on the Cut-off Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	4,435		
Aggregate Current Principal Balance:	$800,000,085		
Average Current Principal Balance:	$180,383		$59,595 – $559,527
Aggregate Original Principal Balance:	$800,851,086		
Average Original Principal Balance:	$180,575		$60,000 – $560,000
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	7.220%		4.800% – 12.150%
Wtd. Avg. Original Term (months):	355		180 – 360
Wtd. Avg. Remaining Term (months):	354		178 – 359
Margin (ARM Loans Only):	6.366%		4.500% – 7.125%
Maximum Interest Rate (ARM Loans Only):	13.443%		10.800% – 18.150%
Minimum Interest Rate (ARM Loans Only):	7.443%		4.800% – 12.150%
Wtd. Avg. Original LTV:	81.94%		14.94% – 95.00%
Wtd. Avg. Borrower FICO:	619		500 – 806
Geographic Distribution (Top 5):	CA	31.54%	
	FL	11.02%	
	NY	8.85%	
	IL	6.37%	
	AZ	3.60%	

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivativeinstruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed Rate	1,739	$326,993,673.46	40.87%
2 year Fixed/Adjustable Rate	2,197	382,297,441.98	47.79
3 year Fixed/Adjustable Rate	499	90,708,969.61	11.34
Total:	**4,435**	**$800,000,085.05**	**100.00%**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 - 100,000.00	892	$72,982,144.00	9.11%
100,000.01 - 150,000.00	1,201	150,303,841.00	18.77
150,000.01 - 200,000.00	873	152,303,630.00	19.02
200,000.01 - 250,000.00	587	131,628,918.00	16.44
250,000.01 - 300,000.00	366	100,138,764.00	12.50
300,000.01 - 350,000.00	209	67,210,544.00	8.39
350,000.01 - 400,000.00	164	61,402,078.00	7.67
400,000.01 - 450,000.00	81	34,362,617.00	4.29
450,000.01 - 500,000.00	53	25,642,550.00	3.20
500,000.01 - 550,000.00	6	3,196,000.00	0.40
550,000.01 - 600,000.00	3	1,680,000.00	0.21
Total:	**4,435**	**$800,851,086.00**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivativeinstruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
50,000.01 - 100,000.00	892	$72,909,679.50	9.11%
100,000.01 - 150,000.00	1,203	150,453,298.20	18.81
150,000.01 - 200,000.00	871	151,841,812.44	18.98
200,000.01 - 250,000.00	587	131,483,225.55	16.44
250,000.01 - 300,000.00	369	100,930,591.46	12.62
300,000.01 - 350,000.00	207	66,587,178.60	8.32
350,000.01 - 400,000.00	163	60,984,300.42	7.62
400,000.01 - 450,000.00	81	34,321,805.48	4.29
450,000.01 - 500,000.00	53	25,617,877.06	3.20
500,000.01 - 550,000.00	6	3,191,904.11	0.40
550,000.01 - 600,000.00	3	1,678,412.23	0.21
Total:	**4,435**	**$800,000,085.05**	**100.00%**

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
169 - 204	107	$14,475,209.17	1.81%
205 - 240	61	8,889,476.04	1.11
349 - 360	4,267	776,635,399.84	97.08
Total:	**4,435**	**$800,000,085.05**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivativeinstruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.999	4	$1,163,852.54	0.15%
5.000 - 5.499	79	20,519,423.73	2.56
5.500 - 5.999	342	80,491,401.76	10.06
6.000 - 6.499	436	94,244,072.32	11.78
6.500 - 6.999	766	155,668,342.32	19.46
7.000 - 7.499	704	129,135,393.95	16.14
7.500 - 7.999	901	147,860,729.13	18.48
8.000 - 8.499	520	78,739,607.95	9.84
8.500 - 8.999	399	55,662,834.94	6.96
9.000 - 9.499	169	22,067,435.99	2.76
9.500 - 9.999	65	8,094,891.21	1.01
10.000 - 10.499	25	2,899,572.10	0.36
10.500 - 10.999	10	1,022,964.56	0.13
11.000 - 11.499	4	747,838.98	0.09
11.500 - 11.999	5	860,954.96	0.11
12.000 - 12.499	6	820,768.61	0.10
Total:	**4,435**	**$800,000,085.05**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates mak es any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivativeinstruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

DESCRIPTION OF THE TOTAL COLLATERAL

Original Loan-to-Value Ratio

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
30.00 or less	14	$1,282,518.96	0.16%
30.01 - 35.00	14	2,367,214.85	0.30
35.01 - 40.00	20	3,568,312.19	0.45
40.01 - 45.00	25	4,068,168.58	0.51
45.01 - 50.00	53	8,034,495.64	1.00
50.01 - 55.00	71	12,025,979.64	1.50
55.01 - 60.00	117	22,064,483.00	2.76
60.01 - 65.00	197	35,372,581.11	4.42
65.01 - 70.00	200	39,778,090.00	4.97
70.01 - 75.00	354	64,125,979.59	8.02
75.01 - 80.00	782	145,570,765.14	18.20
80.01 - 85.00	594	102,295,622.83	12.79
85.01 - 90.00	1,230	213,199,950.33	26.65
90.01 - 95.00	764	146,245,923.19	18.28
Total:	**4,435**	**$800,000,085.05**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivativeinstruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 519	161	$24,186,185.27	3.02%
520 - 539	305	47,808,000.98	5.98
540 - 559	460	76,099,355.12	9.51
560 - 579	447	71,294,688.85	8.91
580 - 599	468	77,728,962.48	9.72
600 - 619	661	118,892,021.13	14.86
620 - 639	616	115,920,404.76	14.49
640 - 659	443	84,897,453.53	10.61
660 - 679	304	58,332,816.79	7.29
680 - 699	217	46,465,070.80	5.81
700 - 719	124	25,584,488.42	3.20
720 - 739	79	17,755,469.35	2.22
740 - 759	67	14,998,348.65	1.87
760 - 779	48	11,879,041.38	1.48
780 - 799	31	7,363,114.79	0.92
800+	4	794,662.75	0.10
Total:	**4,435**	**$800,000,085.05**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivativeinstruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	1,071	$252,304,319.50	31.54%
Florida	602	88,122,057.56	11.02
New York	273	70,789,350.39	8.85
Illinois	308	50,996,181.33	6.37
Arizona	217	28,804,217.78	3.60
New Jersey	127	27,451,111.85	3.43
Massachusetts	102	23,437,330.46	2.93
Connecticut	120	23,349,364.45	2.92
Texas	156	20,425,451.88	2.55
Minnesota	117	18,840,317.20	2.36
Nevada	104	18,690,078.53	2.34
Ohio	162	16,828,950.01	2.10
Washington	89	16,240,902.19	2.03
Colorado	71	13,734,293.36	1.72
Georgia	70	11,338,422.49	1.42
Michigan	98	11,220,828.48	1.40
Maryland	58	10,950,256.77	1.37
Missouri	100	10,893,079.84	1.36
Pennsylvania	65	9,340,431.19	1.17
Utah	57	9,305,579.37	1.16
Rhode Island	51	8,925,916.31	1.12
Other	417	58,011,644.11	7.25
Total:	**4,435**	**$800,000,085.05**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivativeinstruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status[1]

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner Occupied	4,070	$748,555,642.04	93.57%
Non Owner Occupied	323	44,235,185.14	5.53
Second Home	42	7,209,257.87	0.90
Total:	**4,435**	**$800,000,085.05**	**100.00%**

(1) Based on mortgagor representation at origination

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	3,182	$559,135,573.30	69.89%
Stated Documentation	1,104	214,123,880.46	26.77
Limited Documentation	149	26,740,631.29	3.34
Total:	**4,435**	**$800,000,085.05**	**100.00%**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Cashout Refinance[1]	2,161	$381,001,786.17	47.63%
Rate/Term Refinance[2]	1,195	224,003,734.36	28.00
Purchase	1,079	194,994,564.52	24.37
Total:	**4,435**	**$800,000,085.05**	**100.00%**

(1) Cash proceeds to the borrower inclusive of Debt Consolidation payments exceed $1,000 or 1% of the original Principal Balance of the related mortgage loan. Also includes all home equity loans originated in Texas with any cash proceeds.

(2) Cash proceeds to the borrower inclusive of Debt Consolidation payments are equal to or less than $1,000 or 1% of the original Principal Balance of the related mortgage loan. Excludes home equity loans originated in Texas with any cash proceeds.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivativeinstruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W6

DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade

Credit Grade[1]	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
I	2,985	$551,383,357.03	68.92%
II	347	59,467,980.05	7.43
III	414	68,233,064.42	8.53
IV	260	40,076,521.42	5.01
V	146	23,754,412.72	2.97
VI	30	4,403,654.38	0.55
A	197	40,528,162.89	5.07
A-	13	2,732,717.77	0.34
B	15	3,313,463.82	0.41
C	5	806,345.74	0.10
C-	23	5,300,404.81	0.66
Total:	**4,435**	**$800,000,085.05**	**100.00%**

(1) Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company LLC

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	3,594	$643,960,376.39	80.50%
PUD	291	56,511,290.61	7.06
2-4 Family Residence	273	56,127,827.91	7.02
Condominium	226	36,978,914.32	4.62
Manufactured Housing	29	2,822,341.56	0.35
PUD Attached	14	2,367,395.61	0.30
Single Family Attached	8	1,231,938.65	0.15
Total:	**4,435**	**$800,000,085.05**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

DESCRIPTION OF THE TOTAL COLLATERAL

Prepayment Charge Term at Origination

Prepayment Charges Term at Origination (months)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	1,046	$182,087,709.29	22.76%
12	284	66,157,436.25	8.27
24	1,465	252,427,444.85	31.55
36	1,640	299,327,494.66	37.42
Total:	**4,435**	**$800,000,085.05**	**100.00%**

Conforming Balance

Conforming Balance Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Non-Conforming	343	$136,310,775.43	17.04%
Conforming	4,092	663,689,309.62	82.96
Total:	**4,435**	**$800,000,085.05**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivativeinstruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Summary

Statistics for the adjustable-rate and fixed-rate mortgage loans listed below are based on the Cut-off Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	257		
Aggregate Current Principal Balance:	$91,532,117		
Average Current Principal Balance:	$356,156		$63,722 – $559,527
Aggregate Original Principal Balance:	$91,630,750		
Average Original Principal Balance:	$356,540		$63,750 – $560,000
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	6.932%		4.800% – 11.600%
Wtd. Avg. Original Term (months):	358		180 – 360
Wtd. Avg. Remaining Term (months):	357		179 – 359
Margin (ARM Loans Only):	6.424%		4.500% – 6.500%
Maximum Interest Rate (ARM Loans Only):	12.955%		10.800% – 17.600%
Minimum Interest Rate (ARM Loans Only):	6.955%		4.800% – 11.600%
Wtd. Avg. Original LTV:	83.98%		27.40% – 95.00%
Wtd. Avg. Borrower FICO:	627		509 – 787
Geographic Distribution (Top 5):	CA	52.36%	
	NY	7.85%	
	IL	6.54%	
	FL	4.36%	
	NJ	4.22%	

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivativeinstruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed Rate	71	$18,118,663.82	19.79%
2 Year Fixed/Adjustable Rate	152	60,198,894.78	65.77
3 year Fixed/Adjustable Rate	34	13,214,558.81	14.44
Total:	**257**	**$91,532,117.41**	**100.00%**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 - 100,000.00	9	$726,942.00	0.79%
100,000.01 - 150,000.00	15	1,871,775.00	2.04
150,000.01 - 200,000.00	8	1,416,085.00	1.55
200,000.01 - 250,000.00	6	1,311,300.00	1.43
250,000.01 - 300,000.00	3	763,300.00	0.83
300,000.01 - 350,000.00	46	15,585,075.00	17.01
350,000.01 - 400,000.00	92	34,125,786.00	37.24
400,000.01 - 450,000.00	39	16,611,487.00	18.13
450,000.01 - 500,000.00	33	16,013,000.00	17.48
500,000.01 - 550,000.00	5	2,646,000.00	2.89
550,000.01 - 600,000.00	1	560,000.00	0.61
Total:	**257**	**$91,630,750.00**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates mak es any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivativeinstruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
50,000.01 - 100,000.00	9	$726,094.09	0.79%
100,000.01 - 150,000.00	15	1,869,599.96	2.04
150,000.01 - 200,000.00	8	1,414,420.99	1.55
200,000.01 - 250,000.00	6	1,309,766.59	1.43
250,000.01 - 300,000.00	3	762,127.62	0.83
300,000.01 - 350,000.00	46	15,568,451.44	17.01
350,000.01 - 400,000.00	92	34,089,878.59	37.24
400,000.01 - 450,000.00	39	16,591,515.53	18.13
450,000.01 - 500,000.00	33	15,998,189.50	17.48
500,000.01 - 550,000.00	5	2,642,545.89	2.89
550,000.01 - 600,000.00	1	559,527.21	0.61
Total:	**257**	**$91,532,117.41**	**100.00%**

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 - 240	6	$1,090,211.74	1.19%
241 - 360	251	90,441,905.67	98.81
Total:	**257**	**$91,532,117.41**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivativeinstruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.999	2	$719,654.86	0.79%
5.000 - 5.499	11	4,300,568.60	4.70
5.500 - 5.999	28	10,941,874.10	11.95
6.000 - 6.499	38	13,699,404.60	14.97
6.500 - 6.999	63	23,151,078.57	25.29
7.000 - 7.499	42	14,088,326.94	15.39
7.500 - 7.999	38	13,553,331.80	14.81
8.000 - 8.499	17	5,839,654.21	6.38
8.500 - 8.999	8	3,019,095.82	3.30
9.000 - 9.499	6	1,439,013.16	1.57
10.000 - 10.499	3	370,242.93	0.40
11.500 - 11.999	1	409,871.82	0.45
Total:	**257**	**$91,532,117.41**	**100.00%**

Gross Margin % - Adjustable Rate Loans Only

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.999	4	$1,491,993.80	2.03%
5.500 - 5.999	6	2,355,328.28	3.21
6.000 - 6.499	1	499,609.94	0.68
6.500 - 6.749	175	69,066,521.57	94.08
Total:	**186**	**$73,413,453.59**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates mak es any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivativeinstruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

DESCRIPTION OF THE GROUP II COLLATERAL

Next Rate Adjustment Date - Adjustable Rate Loans Only

Month/Year Of Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Aug-05	3	$1,147,591.33	1.56%
Sep-05	31	12,387,965.56	16.87
Oct-05	118	46,663,337.89	63.56
Sep-06	6	2,349,253.86	3.2
Oct-06	28	10,865,304.95	14.8
Total:	**186**	**$73,413,453.59**	**100.00%**

Maximum Rate % - Adjustable Rate Loans Only

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
less than 12.500	59	$22,906,332.60	31.20%
12.500 - 12.999	47	18,705,202.23	25.48
13.000 - 13.499	29	11,301,327.84	15.39
13.500 - 13.999	27	10,873,666.57	14.81
14.000 - 14.499	14	5,527,132.29	7.53
14.500 - 14.999	7	2,914,181.85	3.97
15.000 - 15.499	2	775,738.39	1.06
17.500 - 17.999	1	409,871.82	0.56
Total:	**186**	**$73,413,453.59**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivativeinstruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Rate % - Adjustable Rate Loans Only

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
less than 6.500	59	$22,906,332.60	31.20%
6.500 - 6.999	47	18,705,202.23	25.48
7.000 - 7.499	29	11,301,327.84	15.39
7.500 - 7.999	27	10,873,666.57	14.81
8.000 - 8.499	14	5,527,132.29	7.53
8.500 - 8.999	7	2,914,181.85	3.97
9.000 - 9.499	2	775,738.39	1.06
11.500 - 11.999	1	409,871.82	0.56
Total:	**186**	**$73,413,453.59**	**100.00%**

Initial Periodic Cap % - Adjustable Rate Loans Only

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000	186	$73,413,453.59	100.00%
Total:	**186**	**$73,413,453.59**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates mak es any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivativeinstruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

DESCRIPTION OF THE GROUP II COLLATERAL

Original Loan-to-Value Ratio

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
30.00 or less	1	$99,905.11	0.11%
30.01 - 35.00	1	499,606.05	0.55
40.01 - 45.00	2	165,473.56	0.18
50.01 - 55.00	2	609,469.26	0.67
55.01 - 60.00	8	2,894,682.52	3.16
60.01 - 65.00	6	2,181,519.42	2.38
65.01 - 70.00	16	6,032,330.37	6.59
70.01 - 75.00	16	5,180,736.60	5.66
75.01 - 80.00	33	12,434,528.24	13.58
80.01 - 85.00	38	12,576,516.26	13.74
85.01 - 90.00	72	27,409,289.06	29.94
90.01 - 95.00	62	21,448,060.96	23.43
Total:	**257**	**$91,532,117.41**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivativeinstruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 519	3	$1,181,366.45	1.29%
520 - 539	13	4,725,211.51	5.16
540 - 559	20	7,509,972.65	8.20
560 - 579	16	6,043,509.08	6.60
580 - 599	25	7,577,242.74	8.28
600 - 619	48	15,595,025.93	17.04
620 - 639	37	13,991,330.13	15.29
640 - 659	36	12,257,054.61	13.39
660 - 679	14	5,097,442.14	5.57
680 - 699	22	8,449,535.24	9.23
700 - 719	7	2,731,295.24	2.98
720 - 739	6	2,190,597.85	2.39
740 - 759	2	729,204.16	0.80
760 - 779	6	2,452,950.97	2.68
780 - 799	2	1,000,378.71	1.09
Total:	**257**	**$91,532,117.41**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivativeinstruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	129	$47,923,010.70	52.36%
New York	20	7,184,997.23	7.85
Illinois	17	5,986,478.02	6.54
Florida	14	3,992,034.37	4.36
New Jersey	10	3,860,280.14	4.22
Connecticut	8	2,999,531.04	3.28
Arizona	8	2,836,924.58	3.10
Nevada	6	2,426,891.06	2.65
Washington	7	2,427,814.65	2.65
Massachusetts	5	2,086,929.20	2.28
Utah	4	1,493,420.27	1.63
Texas	4	1,083,323.89	1.18
Other	25	7,230,482.26	7.90
Total:	**257**	**$91,532,117.41**	**100.00%**

Occupancy Status[1]

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner Occupied	246	$87,991,190.35	96.13%
Non Owner Occupied	7	1,889,406.16	2.06
Second Home	4	1,651,520.90	1.80
Total:	**257**	**$91,532,117.41**	**100.00%**

(1) Based on mortgagor representation at origination

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates mak es any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

DESCRIPTION OF THE GROUP II COLLATERAL

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	146	$51,047,559.30	55.77%
Stated Documentation	104	37,958,920.22	41.47
Limited Documentation	7	2,525,637.89	2.76
Total:	**257**	**$91,532,117.41**	**100.00%**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Cashout Refinance[1]	108	$35,702,689.52	39.01%
Purchase	76	28,334,014.20	30.96
Rate/Term Refinance[2]	73	27,495,413.69	30.04
Total:	**257**	**$91,532,117.41**	**100.00%**

(1) Cash proceeds to the borrower inclusive of Debt Consolidation payments exceed $1,000 or 1% of the original Principal Balance of the related mortgage loan. Also includes all home equity loans originated in Texas with any cash proceeds.

(2) Cash proceeds to the borrower inclusive of Debt Consolidation payments are equal to or less than $1,000 or 1% of the original Principal Balance of the related mortgage loan. Excludes home equity loans originated in Texas with any cash proceeds.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

DESCRIPTION OF THE GROUP II COLLATERAL

Credit Grade

Credit Grade[1]	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
I	201	$72,141,291.69	78.82%
II	23	8,344,671.60	9.12
III	9	3,159,146.44	3.45
IV	5	1,154,049.50	1.26
V	6	2,165,207.08	2.37
VI	1	409,871.82	0.45
A	9	3,126,439.32	3.42
B	1	348,251.13	0.38
C-	2	683,188.83	0.75
Total:	**257**	**$91,532,117.41**	**100.00%**

(1) Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company LLC.

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	213	$76,026,650.50	83.06%
PUD	27	10,176,840.00	11.12
Condominium	9	3,223,232.68	3.52
2-4 Family Residence	7	2,000,620.14	2.19
Single Family Attached	1	104,774.09	0.11
Total:	**257**	**$91,532,117.41**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

DESCRIPTION OF THE GROUP II COLLATERAL

Prepayment Charge Term at Origination

Prepayment Charges Term at Origination (months)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	55	$20,365,743.70	22.25%
12	17	5,803,575.08	6.34
24	99	37,662,005.65	41.15
36	86	27,700,792.98	30.26
Total:	**257**	**$91,532,117.41**	**100.00%**

Conforming Balance

Conforming Balance Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Non-Conforming	215	$85,143,360.30	93.02%
Conforming Balance	42	6,388,757.11	6.98
Total:	**257**	**$91,532,117.41**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivativeinstruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

DESCRIPTION OF THE GROUP III COLLATERAL

Collateral Summary

Statistics for the fixed-rate mortgage loans listed below are based on the Cut-off Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	418		
Aggregate Current Principal Balance:	$93,926,148		
Average Current Principal Balance:	$224,704		$59,972 – $559,443
Aggregate Original Principal Balance:	$94,029,065		
Average Original Principal Balance:	$224,950		$60,000 – $560,000
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	7.080%		5.200% – 10.750%
Wtd. Avg. Original Term (months):	353		180 – 360
Wtd. Avg. Remaining Term (months):	352		178 – 359
Wtd. Avg. Original LTV:	79.48%		16.58% – 95.00%
Wtd. Avg. Borrower FICO:	643		502 - 803
Geographic Distribution (Top 5):	CA	37.74%	
	NY	17.20%	
	FL	10.58%	
	NJ	5.23%	
	CT	3.73%	

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivativeinstruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

DESCRIPTION OF THE GROUP III COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed Rate	418	$93,926,147.93	100.00%
Total:	**418**	**$93,926,147.93**	**100.00%**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 - 100,000.00	96	$7,745,184.00	8.24%
100,000.01 - 150,000.00	88	10,944,811.00	11.64
150,000.01 - 200,000.00	45	7,862,898.00	8.36
200,000.01 - 250,000.00	29	6,528,700.00	6.94
250,000.01 - 300,000.00	18	4,978,250.00	5.29
300,000.01 - 350,000.00	40	13,232,000.00	14.07
350,000.01 - 400,000.00	44	16,716,042.00	17.78
400,000.01 - 450,000.00	37	15,645,630.00	16.64
450,000.01 - 500,000.00	18	8,705,550.00	9.26
500,000.01 - 550,000.00	1	550,000.00	0.58
550,000.01 - 600,000.00	2	1,120,000.00	1.19
Total:	**418**	**$94,029,065.00**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivativeinstruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

DESCRIPTION OF THE GROUP III COLLATERAL

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
50,000.01 - 100,000.00	96	$7,738,151.65	8.24%
100,000.01 - 150,000.00	88	10,932,684.29	11.64
150,000.01 - 200,000.00	45	7,854,962.71	8.36
200,000.01 - 250,000.00	29	6,521,866.32	6.94
250,000.01 - 300,000.00	18	4,972,812.03	5.29
300,000.01 - 350,000.00	40	13,217,943.41	14.07
350,000.01 - 400,000.00	44	16,695,959.51	17.78
400,000.01 - 450,000.00	37	15,626,690.64	16.64
450,000.01 - 500,000.00	18	8,696,834.13	9.26
500,000.01 - 550,000.00	1	549,358.22	0.58
550,000.01 - 600,000.00	2	1,118,885.02	1.19
Total:	**418**	**$93,926,147.93**	**100.00%**

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 - 240	26	$4,078,274.66	4.34%
241 - 360	392	89,847,873.27	95.66
Total:	**418**	**$93,926,147.93**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivativeinstruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

DESCRIPTION OF THE GROUP III COLLATERAL

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000 - 5.499	9	$3,911,762.88	4.16%
5.500 - 5.999	29	11,699,721.40	12.46
6.000 - 6.499	55	15,888,540.30	16.92
6.500 - 6.999	79	21,607,128.61	23.00
7.000 - 7.499	54	12,470,208.32	13.28
7.500 - 7.999	60	10,168,389.67	10.83
8.000 - 8.499	25	4,547,381.92	4.84
8.500 - 8.999	22	3,251,296.63	3.46
9.000 - 9.499	50	6,616,860.42	7.04
9.500 - 9.999	24	2,835,786.82	3.02
10.000 - 10.499	7	520,480.75	0.55
10.500 - 10.999	4	408,590.21	0.44
Total:	**418**	**$93,926,147.93**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates mak es any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivativeinstruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

DESCRIPTION OF THE GROUP III COLLATERAL

Original Loan-to-Value Ratio

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
30.00 or less	2	$124,911.76	0.13%
30.01 - 35.00	3	349,012.40	0.37
35.01 - 40.00	2	683,915.82	0.73
40.01 - 45.00	1	417,516.04	0.44
45.01 - 50.00	8	1,200,060.02	1.28
50.01 - 55.00	8	1,413,737.66	1.51
55.01 - 60.00	13	3,608,129.48	3.84
60.01 - 65.00	25	6,659,379.13	7.09
65.01 - 70.00	20	5,643,157.83	6.01
70.01 - 75.00	39	8,645,019.14	9.20
75.01 - 80.00	91	22,130,396.53	23.56
80.01 - 85.00	44	8,897,087.52	9.47
85.01 - 90.00	114	22,833,006.63	24.31
90.01 - 95.00	48	11,320,817.97	12.05
Total:	**418**	**$93,926,147.93**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivativeinstruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

DESCRIPTION OF THE GROUP III COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 519	10	$1,387,489.94	1.48%
520 - 539	18	2,531,928.27	2.70
540 - 559	28	5,454,717.61	5.81
560 - 579	38	5,434,758.56	5.79
580 - 599	39	5,847,791.45	6.23
600 - 619	65	13,304,435.69	14.16
620 - 639	54	11,771,763.33	12.53
640 - 659	56	13,003,327.03	13.84
660 - 679	43	12,226,306.17	13.02
680 - 699	20	6,927,222.32	7.38
700 - 719	14	4,426,579.43	4.71
720 - 739	11	3,574,282.49	3.81
740 - 759	12	4,437,985.86	4.72
760 - 779	6	2,198,054.31	2.34
780 - 799	3	999,923.10	1.06
800+	1	399,582.37	0.43
Total:	**418**	**$93,926,147.93**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

DESCRIPTION OF THE GROUP III COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	117	$35,451,535.47	37.74%
New York	46	16,156,430.81	17.20
Florida	64	9,936,721.41	10.58
New Jersey	18	4,915,280.73	5.23
Connecticut	12	3,502,621.40	3.73
Texas	23	3,158,465.82	3.36
Illinois	19	2,976,482.56	3.17
Georgia	11	1,867,633.73	1.99
Pennsylvania	11	1,868,416.47	1.99
Colorado	5	1,707,744.38	1.82
Hawaii	6	1,527,295.24	1.63
Ohio	17	1,480,621.73	1.58
Massachusetts	6	1,189,167.15	1.27
Maryland	4	1,078,048.11	1.15
Other	59	7,109,682.92	7.57
Total:	**418**	**$93,926,147.93**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

DESCRIPTION OF THE GROUP III COLLATERAL

Occupancy Status[1]

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner Occupied	380	$88,560,993.87	94.29%
Non Owner Occupied	33	4,192,506.90	4.46
Second Home	5	1,172,647.16	1.25
Total:	**418**	**$93,926,147.93**	**100.00%**

(1) Based on mortgagor representation at origination

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	298	$68,543,186.30	72.98%
Stated Documentation	107	22,183,100.72	23.62
Limited Documentation	13	3,199,860.91	3.41
Total:	**418**	**$93,926,147.93**	**100.00%**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Cashout Refinance[1]	211	$44,818,676.66	47.72%
Rate/Term Refinance[2]	107	25,162,435.26	26.79
Purchase	100	23,945,036.01	25.49
Total:	**418**	**$93,926,147.93**	**100.00%**

(1) Cash proceeds to the borrower inclusive of Debt Consolidation payments exceed $1,000 or 1% of the original Principal Balance of the related mortgage loan. Also includes all home equity loans originated in Texas with any cash proceeds.

(2) Cash proceeds to the borrower inclusive of Debt Consolidation payments are equal to or less than $1,000 or 1% of the original Principal Balance of the related mortgage loan. Excludes home equity loans originated in Texas with any cash proceeds.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivativeinstruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

DESCRIPTION OF THE GROUP III COLLATERAL

Credit Grade

Credit Grade[1]	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
I	296	$70,460,746.20	75.02%
II	29	4,869,388.51	5.18
III	36	6,493,833.08	6.91
IV	20	3,632,407.97	3.87
V	8	967,822.35	1.03
A	22	5,338,268.98	5.68
A-	1	280,725.37	0.30
B	2	454,588.66	0.48
C	1	194,745.31	0.21
C-	3	1,233,621.50	1.31
Total:	**418**	**$93,926,147.93**	**100.00%**

(1) Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company LLC.

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	336	$78,082,394.74	83.13%
PUD	28	5,752,165.36	6.12
2-4 Family Residence	26	5,303,602.89	5.65
Condominium	17	3,243,642.53	3.45
PUD Attached	5	1,033,165.16	1.10
Manufactured Housing	5	437,416.73	0.47
Single Family Attached	1	73,760.52	0.08
Total:	**418**	**$93,926,147.93**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivativeinstruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

DESCRIPTION OF THE GROUP III COLLATERAL

Prepayment Charge Term at Origination

Prepayment Charges Term at Origination (months)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	92	$16,523,576.24	17.59%
12	45	15,262,743.20	16.25
24	14	2,465,970.04	2.63
36	267	59,673,858.45	63.53
Total:	**418**	**$93,926,147.93**	**100.00%**

Conforming Balance

Conforming Balance Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Non-Conforming	128	$51,167,415.13	54.48%
Conforming Balance	290	42,758,732.80	45.52
Total:	**418**	**$93,926,147.93**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates mak es any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivativeinstruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Sensitivity Analysis
To Optional Termination Date

		0% PPC	50% PPC	100% PPC	150% PPC	200% PPC
AV-2	Average Life (yrs)	18.38	5.18	2.63	1.46	0.97
	First Principal	1	1	1	1	1
	Last Principal	340	189	100	64	28
	Maturity	Mar 2032	Aug 2019	Mar 2012	Mar 2009	Mar 2006
AF-1	Average Life (yrs)	8.75	1.62	1.00	0.78	0.66
	First Principal	1	1	1	1	1
	Last Principal	178	36	20	14	12
	Maturity	Sep 2018	Nov 2006	Jul 2005	Jan 2005	Nov 2004
AF-2	Average Life (yrs)	16.59	3.66	2.04	1.46	1.17
	First Principal	178	36	20	14	12
	Last Principal	217	51	28	19	15
	Maturity	Dec 2021	Feb 2008	Mar 2006	Jun 2005	Feb 2005
AF-3	Average Life (yrs)	20.19	5.44	2.99	2.06	1.58
	First Principal	217	51	28	19	15
	Last Principal	268	85	45	29	22
	Maturity	Mar 2026	Dec 2010	Aug 2007	Apr 2006	Sep 2005
AF-4	Average Life (yrs)	24.39	9.42	5.05	3.10	2.17
	First Principal	268	85	45	29	22
	Last Principal	314	145	78	52	29
	Maturity	Jan 2030	Dec 2015	May 2010	Mar 2008	Apr 2006
AF-5	Average Life (yrs)	27.69	15.02	8.03	5.21	2.63
	First Principal	314	145	78	52	29
	Last Principal	340	189	100	64	32
	Maturity	Mar 2032	Aug 2019	Mar 2012	Mar 2009	Jul 2006
M-1	Average Life (yrs)	25.88	10.56	5.55	4.39	3.62
	First Principal	259	61	37	39	32
	Last Principal	340	189	100	64	45
	Maturity	Mar 2032	Aug 2019	Mar 2012	Mar 2009	Aug 2007
M-2	Average Life (yrs)	25.88	10.56	5.52	3.98	3.23
	First Principal	259	61	37	38	35
	Last Principal	340	189	100	64	45
	Maturity	Mar 2032	Aug 2019	Mar 2012	Mar 2009	Aug 2007
M-3	Average Life (yrs)	25.88	10.56	5.52	3.94	3.18
	First Principal	259	61	37	38	34
	Last Principal	340	189	100	64	45
	Maturity	Mar 2032	Aug 2019	Mar 2012	Mar 2009	Aug 2007

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates mak es any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivativeinstruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Sensitivity Analysis

To Maturity

		0% PPC	50% PPC	100% PPC	150% PPC	200% PPC
	Maturity					
AV-2	Average Life (yrs)	18.45	5.47	2.81	1.57	0.97
	First Principal	1	1	1	1	1
	Last Principal	359	326	210	137	28
	Maturity	Oct 2033	Jan 2031	May 2021	Apr 2015	Mar 2006
AF-1	Average Life (yrs)	8.75	1.62	1.00	0.78	0.66
	First Principal	1	1	1	1	1
	Last Principal	178	36	20	14	12
	Maturity	Sep 2018	Nov 2006	Jul 2005	Jan 2005	Nov 2004
AF-2	Average Life (yrs)	16.59	3.66	2.04	1.46	1.17
	First Principal	178	36	20	14	12
	Last Principal	217	51	28	19	15
	Maturity	Dec 2021	Feb 2008	Mar 2006	Jun 2005	Feb 2005
AF-3	Average Life (yrs)	20.19	5.44	2.99	2.06	1.58
	First Principal	217	51	28	19	15
	Last Principal	268	85	45	29	22
	Maturity	Mar 2026	Dec 2010	Aug 2007	Apr 2006	Sep 2005
AF-4	Average Life (yrs)	24.39	9.42	5.05	3.10	2.17
	First Principal	268	85	45	29	22
	Last Principal	314	145	78	52	29
	Maturity	Jan 2030	Dec 2015	May 2010	Mar 2008	Apr 2006
AF-5	Average Life (yrs)	27.87	17.98	10.43	6.94	2.63
	First Principal	314	145	78	52	29
	Last Principal	352	338	253	173	32
	Maturity	Mar 2033	Jan 2032	Dec 2024	Apr 2018	Jul 2006
M-1	Average Life (yrs)	26.01	11.38	6.10	4.76	4.52
	First Principal	259	61	37	39	32
	Last Principal	356	320	213	141	107
	Maturity	Jul 2033	Jul 2030	Aug 2021	Aug 2015	Oct 2012
M-2	Average Life (yrs)	25.96	11.05	5.82	4.18	3.38
	First Principal	259	61	37	38	35
	Last Principal	348	236	130	84	59
	Maturity	Nov 2032	Jul 2023	Sep 2014	Nov 2010	Oct 2008
M-3	Average Life (yrs)	25.93	10.83	5.68	4.05	3.26
	First Principal	259	61	37	38	34
	Last Principal	345	217	117	75	53
	Maturity	Aug 2032	Dec 2021	Aug 2013	Feb 2010	Apr 2008

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Interest Rate Cap Schedule For Class AV-1 Certificates

Period	Class AV-1 Notional Schedule ($)	Cap Strike %	Cap Ceiling %	Period	Class AV-1 Notional Schedule ($)	Cap Strike %	Cap Ceiling %
1	0	-	-	22	256,426,230.47	5.95	8.85
2	480,070,674.53	5.97	8.85	23	247,395,825.15	6.16	8.85
3	468,417,526.30	5.97	8.85	24	238,582,808.27	6.87	8.85
4	456,666,007.77	6.41	8.85	25	230,028,016.17	7.11	8.85
5	444,809,591.73	5.97	8.85	26	221,677,867.60	6.86	8.85
6	432,843,822.40	6.18	8.85	27	213,527,400.48	6.86	8.85
7	420,766,353.64	5.96	8.85	28	205,571,774.66	7.64	8.85
8	408,576,973.48	6.17	8.85	29	197,806,268.92	6.85	8.85
9	396,277,613.75	5.96	8.85	30	190,226,277.98	7.56	8.85
10	383,872,344.05	5.96	8.85	31	182,843,005.11	7.30	8.85
11	371,766,997.64	6.17	8.85	32	175,635,621.92	7.55	8.85
12	359,954,226.52	5.96	8.85	33	168,599,880.72	7.29	8.85
13	348,426,864.94	6.17	8.85	34	161,731,637.85	7.28	8.85
14	337,177,924.87	5.95	8.85	35	155,026,851.07	7.54	8.85
15	326,200,591.52	5.95	8.85	36	148,481,577.04	7.94	8.85
16	315,488,219.02	6.64	8.85	37	142,112,354.76	8.21	8.85
17	305,034,326.16	5.95	8.85	38	142,112,354.76	7.92	8.85
18	294,832,592.28	6.16	8.85	39	142,112,354.76	7.91	8.85
19	284,876,853.26	5.95	8.85	40	142,112,354.76	8.80	8.85
20	275,161,097.59	6.16	8.85	41	142,112,354.76	7.90	8.85
21	265,679,462.54	5.95	8.85				

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivativeinstruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Interest Rate Cap Schedule For Class AV-2 Certificates

Period	Class AV-2 Notional Schedule ($)	Cap Strike %	Cap Ceiling %	Period	Class AV-2 Notional Schedule ($)	Cap Strike %	Cap Ceiling %
1	0	-	-	22	36,115,095.84	5.69	8.85
2	71,187,619.12	5.69	8.85	23	34,750,397.18	5.89	8.85
3	69,169,915.52	5.69	8.85	24	33,420,110.27	6.90	8.85
4	67,171,422.96	6.11	8.85	25	32,132,775.24	7.14	8.85
5	65,190,865.20	5.69	8.85	26	30,877,660.34	6.89	8.85
6	63,227,159.77	5.89	8.85	27	29,653,953.71	6.89	8.85
7	61,279,420.65	5.69	8.85	28	28,460,864.03	7.67	8.85
8	59,346,959.89	5.89	8.85	29	27,297,620.07	6.89	8.85
9	57,429,287.95	5.69	8.85	30	26,163,470.16	7.74	8.85
10	55,526,509.04	5.69	8.85	31	25,060,891.85	7.48	8.85
11	53,671,808.66	5.89	8.85	32	23,985,805.66	7.74	8.85
12	51,863,964.70	5.69	8.85	33	22,937,521.18	7.47	8.85
13	50,101,786.30	5.89	8.85	34	21,915,365.50	7.47	8.85
14	48,384,112.99	5.69	8.85	35	20,918,682.67	7.73	8.85
15	46,709,813.98	5.69	8.85	36	19,946,833.37	8.32	8.85
16	45,077,787.33	6.34	8.85	37	19,003,207.38	8.60	8.85
17	43,486,959.26	5.69	8.85	38	19,003,207.38	8.30	8.85
18	41,936,283.41	5.89	8.85	39	19,003,207.38	8.30	8.85
19	40,424,740.14	5.69	8.85	40	19,003,207.38	8.85	8.85
20	38,951,335.83	5.89	8.85	41	19,003,207.38	8.29	8.85
21	37,515,102.24	5.69	8.85				

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Interest Rate Cap Schedule For Class AF-1 Certificates

Period	Class AF-1 Notional Schedule ($)	Cap Strike %	Cap Ceiling %
1	0	-	-
2	24,600,918.47	6.05	7.25
3	24,039,749.29	6.05	7.25
4	23,315,948.20	6.48	7.25
5	22,429,768.91	6.05	7.25
6	21,382,287.93	6.26	7.25
7	20,175,423.78	6.05	7.25
8	18,811,950.06	6.26	7.25
9	17,295,502.12	6.05	7.25
10	15,630,576.71	6.05	7.25
11	13,997,293.38	6.26	7.25
12	12,395,056.88	6.05	7.25
13	10,823,283.11	6.26	7.25
14	9,281,398.86	6.05	7.25
15	7,768,841.65	6.05	7.25
16	6,285,059.50	6.72	7.25
17	4,829,510.74	6.05	7.25
18	3,401,663.86	6.26	7.25
19	2,000,997.25	6.05	7.25
20	626,999.07	6.26	7.25

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivativeinstruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Interest Rate Cap Schedule For Class M Certificates

Period	Class M Notional Schedule ($)	Cap Strike %	Cap Ceiling %	Period	Class M Notional Schedule ($)	Cap Strike %	Cap Ceiling %	Period	Class M Notional Schedule ($)	Cap Strike %	Cap Ceiling %
1	0	-	-	36	138,000,000.00	7.09	8.50	71	55,305,774.10	8.13	9.25
2	138,000,000.00	5.28	7.50	37	138,000,000.00	7.35	8.50	72	54,045,491.95	7.82	9.25
3	138,000,000.00	5.28	7.50	38	134,693,796.37	7.05	8.50	73	52,814,063.77	8.11	9.25
4	138,000,000.00	5.71	7.50	39	127,779,954.49	7.04	8.50	74	51,610,820.06	7.80	9.25
5	138,000,000.00	5.27	7.50	40	121,029,289.50	7.89	9.00	75	50,435,107.04	7.79	9.25
6	138,000,000.00	5.48	7.50	41	114,437,895.75	7.01	9.00	76	49,286,286.45	8.73	9.25
7	138,000,000.00	5.27	7.50	42	108,894,205.83	7.76	9.00	77	48,163,734.98	7.77	9.25
8	138,000,000.00	5.48	7.50	43	105,926,027.06	7.47	9.00	78	47,066,844.10	8.06	9.25
9	138,000,000.00	5.27	7.50	44	103,231,293.35	7.74	9.00	79	45,995,019.57	7.75	9.25
10	138,000,000.00	5.26	7.50	45	100,862,446.72	7.45	9.00	80	44,947,681.15	8.03	9.25
11	138,000,000.00	5.47	7.50	46	98,548,469.07	7.44	9.00	81	43,924,262.27	7.73	9.25
12	138,000,000.00	5.26	7.50	47	96,288,070.10	7.71	9.00	82	42,924,209.71	7.72	9.25
13	138,000,000.00	5.47	7.50	48	94,079,990.36	7.90	9.00	83	41,946,983.23	8.00	9.25
14	138,000,000.00	5.26	7.50	49	91,926,619.18	8.18	9.25	84	40,992,055.31	7.70	9.25
15	138,000,000.00	5.26	7.50	50	89,822,971.27	7.88	9.25	85	40,058,910.84	7.98	9.25
16	138,000,000.00	5.94	7.50	51	87,767,881.05	7.87	9.25	86	39,147,046.78	7.68	9.25
17	138,000,000.00	5.26	7.50	52	85,760,210.76	8.47	9.25	87	38,255,971.92	7.67	9.25
18	138,000,000.00	5.47	7.50	53	83,798,849.71	7.85	9.25	88	37,385,206.59	8.59	9.25
19	138,000,000.00	5.26	7.50	54	81,882,713.72	8.22	9.25	89	36,534,282.36	7.65	9.25
20	138,000,000.00	5.47	7.50	55	80,011,435.42	7.91	9.25	90	35,702,741.78	7.93	9.25
21	138,000,000.00	5.26	7.50	56	78,183,258.31	8.20	9.25	91	34,890,138.15	7.63	9.25
22	138,000,000.00	5.26	7.50	57	76,397,174.90	7.89	9.25	92	34,096,035.21	7.91	9.25
23	138,000,000.00	5.47	7.50	58	74,652,201.69	7.88	9.25	93	33,320,006.91	7.61	9.25
24	138,000,000.00	6.10	7.50	59	72,947,378.54	8.17	9.25	94	32,561,637.22	7.60	9.25
25	138,000,000.00	6.34	7.50	60	71,281,768.12	7.95	9.25	95	31,820,519.80	7.88	9.25
26	138,000,000.00	6.10	7.50	61	69,654,972.83	8.24	9.25	96	31,096,257.84	7.58	9.25
27	138,000,000.00	6.10	7.50	62	68,065,558.07	7.93	9.25	97	30,388,463.80	7.86	9.25
28	138,000,000.00	6.86	8.50	63	66,512,652.51	7.92	9.25	98	29,696,759.18	7.56	9.25
29	138,000,000.00	6.09	8.50	64	64,995,405.49	8.87	9.25	99	29,020,774.36	7.55	9.25
30	138,000,000.00	6.76	8.50	65	63,512,986.52	7.90	9.25	100	28,360,148.32	8.13	9.25
31	138,000,000.00	6.50	8.50	66	62,064,584.75	8.18	9.25	101	27,714,528.47	7.53	9.25
32	138,000,000.00	6.75	8.50	67	60,649,408.63	7.88	9.25				
33	138,000,000.00	6.49	8.50	68	59,266,685.21	8.16	9.25				
34	138,000,000.00	6.49	8.50	69	57,915,659.91	7.85	9.25				
35	138,000,000.00	6.74	8.50	70	56,595,595.99	7.84	9.25				

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivativeinstruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Net WAC Cap for Class AV-2 Certificates (1)

Assumptions to Optional Termination

Period	NWC (2) (%)	NWC (3,4) (%)	Period	NWC (2) (%)	NWC (3,4) (%)	Period	NWC (2) (%)	NWC (3,4) (%)
1	N/A	N/A	36	6.56	9.23	71	6.74	10.45
2	6.07	9.23	37	6.78	9.23	72	6.52	10.10
3	6.07	9.23	38	6.56	9.23	73	6.73	10.43
4	6.49	9.23	39	6.56	9.23	74	6.52	10.08
5	6.07	9.23	40	7.26	9.60	75	6.51	10.08
6	6.27	9.23	41	6.56	9.23	76	7.21	11.15
7	6.07	9.23	42	6.77	9.69	77	6.51	10.06
8	6.27	9.23	43	6.55	9.37	78	6.73	10.38
9	6.07	9.23	44	6.77	9.68	79	6.51	10.04
10	6.07	9.23	45	6.55	9.36	80	6.73	10.37
11	6.27	9.23	46	6.55	9.35	81	6.51	10.02
12	6.07	9.23	47	6.77	9.66	82	6.51	10.02
13	6.27	9.23	48	6.55	10.04	83	6.72	10.34
14	6.07	9.23	49	6.76	10.37	84	6.50	10.00
15	6.07	9.23	50	6.54	10.03	85	6.72	10.32
16	6.72	9.23	51	6.54	10.02	86	6.50	9.98
17	6.07	9.23	52	6.99	10.70	87	6.50	9.97
18	6.27	9.23	53	6.54	10.01	88	7.20	11.03
19	6.07	9.23	54	6.76	10.46	89	6.50	9.96
20	6.27	9.23	55	6.54	10.12	90	6.71	10.28
21	6.07	9.23	56	6.76	10.44	91	6.50	9.94
22	6.07	9.23	57	6.54	10.10	92	6.71	10.26
23	6.27	9.23	58	6.54	10.09	93	6.49	9.92
24	6.45	9.23	59	6.75	10.42	94	6.49	9.91
25	6.66	9.23	60	6.53	10.20	95	6.71	10.23
26	6.45	9.23	61	6.75	10.53	96	6.49	9.90
27	6.45	9.23	62	6.53	10.18	97	6.70	10.22
28	7.14	9.23	63	6.53	10.17	98	6.49	9.88
29	6.45	9.23	64	7.23	11.26	99	6.49	9.87
30	6.66	9.23	65	6.53	10.16	100	6.93	10.54
31	6.44	9.23	66	6.74	10.49			
32	6.66	9.23	67	6.52	10.14			
33	6.44	9.23	68	6.74	10.47			
34	6.44	9.23	69	6.52	10.13			
35	6.66	9.23	70	6.52	10.12			

(1) For modeling purposes only, assumes a Trustee Fee Rate of 0.002% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.12% and 1.21% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Interest Rate Cap Agreement included.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Net WAC Cap for Class AF-1 Certificates (1)		
Assumptions to Optional Termination		
Period	NWC (2)	NWC (3,4)
	(%)	(%)
1	N/A	N/A
2	6.21	7.41
3	6.21	7.41
4	6.64	7.41
5	6.21	7.41
6	6.42	7.41
7	6.21	7.41
8	6.42	7.41
9	6.21	7.41
10	6.21	7.41
11	6.42	7.41
12	6.21	7.41
13	6.42	7.41
14	6.21	7.41
15	6.21	7.41
16	6.88	7.41
17	6.21	7.41
18	6.42	7.41
19	6.21	7.41
20	6.42	7.41

(1) For modeling purposes only, assumes a Trustee Fee Rate of 0.002% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.12% and 1.21% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Interest Rate Cap Agreement included.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivativeinstruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Net WAC Cap for Class M-1 Certificates [1]

Assumptions to Optional Termination

Period	NWC [2] (%)	NWC [3,4] (%)	Period	NWC [2] (%)	NWC [3,4] (%)	Period	NWC [2] (%)	NWC [3,4] (%)
1	N/A	N/A	36	6.40	9.56	71	6.56	10.32
2	6.34	8.56	37	6.62	9.57	72	6.35	10.32
3	6.34	8.56	38	6.40	9.57	73	6.56	10.31
4	6.78	8.57	39	6.39	9.56	74	6.35	10.32
5	6.34	8.57	40	7.08	10.07	75	6.35	10.32
6	6.55	8.57	41	6.39	10.06	76	7.02	10.31
7	6.33	8.56	42	6.60	10.07	77	6.34	10.32
8	6.54	8.56	43	6.39	10.06	78	6.55	10.31
9	6.33	8.56	44	6.60	10.07	79	6.34	10.32
10	6.33	8.57	45	6.38	10.06	80	6.55	10.32
11	6.54	8.57	46	6.38	10.06	81	6.34	10.32
12	6.33	8.57	47	6.59	10.07	82	6.34	10.32
13	6.54	8.57	48	6.38	10.06	83	6.55	10.32
14	6.33	8.57	49	6.59	10.32	84	6.33	10.31
15	6.33	8.57	50	6.38	10.31	85	6.54	10.32
16	7.00	8.56	51	6.38	10.31	86	6.33	10.31
17	6.32	8.56	52	6.81	10.32	87	6.33	10.31
18	6.54	8.56	53	6.37	10.31	88	7.01	10.32
19	6.32	8.56	54	6.58	10.32	89	6.33	10.31
20	6.53	8.56	55	6.37	10.32	90	6.54	10.31
21	6.32	8.56	56	6.58	10.32	91	6.33	10.31
22	6.32	8.56	57	6.37	10.32	92	6.54	10.31
23	6.53	8.56	58	6.37	10.32	93	6.32	10.31
24	6.38	8.57	59	6.58	10.32	94	6.32	10.31
25	6.59	8.57	60	6.36	10.31	95	6.53	10.31
26	6.38	8.56	61	6.58	10.31	96	6.32	10.31
27	6.38	8.56	62	6.36	10.31	97	6.53	10.31
28	7.06	9.57	63	6.36	10.31	98	6.32	10.31
29	6.37	9.57	64	7.04	10.31	99	6.32	10.31
30	6.59	9.56	65	6.36	10.31	100	6.75	10.32
31	6.37	9.57	66	6.57	10.32			
32	6.58	9.56	67	6.36	10.31			
33	6.37	9.57	68	6.57	10.32			
34	6.37	9.56	69	6.35	10.32			
35	6.58	9.56	70	6.35	10.32			

(1) For modeling purposes only, assumes a Trustee Fee Rate of 0.002% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.12% and 1.21% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Interest Rate Cap Agreement included.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivativeinstruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Net WAC Cap for Class M-2 Certificates [1]

Assumptions to Optional Termination

Period	NWC [2] (%)	NWC [3,4] (%)	Period	NWC [2] (%)	NWC [3,4] (%)	Period	NWC [2] (%)	NWC [3,4] (%)
1	N/A	N/A	36	6.40	9.56	71	6.56	10.32
2	6.34	8.56	37	6.62	9.57	72	6.35	10.32
3	6.34	8.56	38	6.40	9.57	73	6.56	10.31
4	6.78	8.57	39	6.39	9.56	74	6.35	10.32
5	6.34	8.57	40	7.08	10.07	75	6.35	10.32
6	6.55	8.57	41	6.39	10.06	76	7.02	10.31
7	6.33	8.56	42	6.60	10.07	77	6.34	10.32
8	6.54	8.56	43	6.39	10.06	78	6.55	10.31
9	6.33	8.56	44	6.60	10.07	79	6.34	10.32
10	6.33	8.57	45	6.38	10.06	80	6.55	10.32
11	6.54	8.57	46	6.38	10.06	81	6.34	10.32
12	6.33	8.57	47	6.59	10.07	82	6.34	10.32
13	6.54	8.57	48	6.38	10.06	83	6.55	10.32
14	6.33	8.57	49	6.59	10.32	84	6.33	10.31
15	6.33	8.57	50	6.38	10.31	85	6.54	10.32
16	7.00	8.56	51	6.38	10.31	86	6.33	10.31
17	6.32	8.56	52	6.81	10.32	87	6.33	10.31
18	6.54	8.56	53	6.37	10.31	88	7.01	10.32
19	6.32	8.56	54	6.58	10.32	89	6.33	10.31
20	6.53	8.56	55	6.37	10.32	90	6.54	10.31
21	6.32	8.56	56	6.58	10.32	91	6.33	10.31
22	6.32	8.56	57	6.37	10.32	92	6.54	10.31
23	6.53	8.56	58	6.37	10.32	93	6.32	10.31
24	6.38	8.57	59	6.58	10.32	94	6.32	10.31
25	6.59	8.57	60	6.36	10.31	95	6.53	10.31
26	6.38	8.56	61	6.58	10.31	96	6.32	10.31
27	6.38	8.56	62	6.36	10.31	97	6.53	10.31
28	7.06	9.57	63	6.36	10.31	98	6.32	10.31
29	6.37	9.57	64	7.04	10.31	99	6.32	10.31
30	6.59	9.56	65	6.36	10.31	100	6.75	10.32
31	6.37	9.57	66	6.57	10.32			
32	6.58	9.56	67	6.36	10.31			
33	6.37	9.57	68	6.57	10.32			
34	6.37	9.56	69	6.35	10.32			
35	6.58	9.56	70	6.35	10.32			

(5) For modeling purposes only, assumes a Trustee Fee Rate of 0.002% per annum.
(6) Assumes 1mLIBOR and 6mLIBOR stays at 1.12% and 1.21% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(7) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(8) Assumes proceeds from the related Interest Rate Cap Agreement included.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivativeinstruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Net WAC Cap for Class M-3 Certificates (1)

Assumptions to Optional Termination

Period	NWC (2) (%)	NWC (3,4) (%)	Period	NWC (2) (%)	NWC (3,4) (%)	Period	NWC (2) (%)	NWC (3,4) (%)
1	N/A	N/A	36	6.40	9.56	71	6.56	10.32
2	6.34	8.56	37	6.62	9.57	72	6.35	10.32
3	6.34	8.56	38	6.40	9.57	73	6.56	10.31
4	6.78	8.57	39	6.39	9.56	74	6.35	10.32
5	6.34	8.57	40	7.08	10.07	75	6.35	10.32
6	6.55	8.57	41	6.39	10.06	76	7.02	10.31
7	6.33	8.56	42	6.60	10.07	77	6.34	10.32
8	6.54	8.56	43	6.39	10.06	78	6.55	10.31
9	6.33	8.56	44	6.60	10.07	79	6.34	10.32
10	6.33	8.57	45	6.38	10.06	80	6.55	10.32
11	6.54	8.57	46	6.38	10.06	81	6.34	10.32
12	6.33	8.57	47	6.59	10.07	82	6.34	10.32
13	6.54	8.57	48	6.38	10.06	83	6.55	10.32
14	6.33	8.57	49	6.59	10.32	84	6.33	10.31
15	6.33	8.57	50	6.38	10.31	85	6.54	10.32
16	7.00	8.56	51	6.38	10.31	86	6.33	10.31
17	6.32	8.56	52	6.81	10.32	87	6.33	10.31
18	6.54	8.56	53	6.37	10.31	88	7.01	10.32
19	6.32	8.56	54	6.58	10.32	89	6.33	10.31
20	6.53	8.56	55	6.37	10.32	90	6.54	10.31
21	6.32	8.56	56	6.58	10.32	91	6.33	10.31
22	6.32	8.56	57	6.37	10.32	92	6.54	10.31
23	6.53	8.56	58	6.37	10.32	93	6.32	10.31
24	6.38	8.57	59	6.58	10.32	94	6.32	10.31
25	6.59	8.57	60	6.36	10.31	95	6.53	10.31
26	6.38	8.56	61	6.58	10.31	96	6.32	10.31
27	6.38	8.56	62	6.36	10.31	97	6.53	10.31
28	7.06	9.57	63	6.36	10.31	98	6.32	10.31
29	6.37	9.57	64	7.04	10.31	99	6.32	10.31
30	6.59	9.56	65	6.36	10.31	100	6.75	10.32
31	6.37	9.57	66	6.57	10.32			
32	6.58	9.56	67	6.36	10.31			
33	6.37	9.57	68	6.57	10.32			
34	6.37	9.56	69	6.35	10.32			
35	6.58	9.56	70	6.35	10.32			

(9) For modeling purposes only, assumes a Trustee Fee Rate of 0.002% per annum.
(10) Assumes 1mLIBOR and 6mLIBOR stays at 1.12% and 1.21% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(11) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(12) Assumes proceeds from the related Interest Rate Cap Agreement included.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates mak es any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivativeinstruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

FOR ADDITIONAL INFORMATION, PLEASE CALL:

CITIGROUP GLOBAL MARKETS INC.

Mortgage Finance

Randy Appleyard	(212) 723-6394
Phil Seares	(212) 723-1145
Brian Appell	(212) 723-6395
Ian Wesson	(212) 723-6334

Mortgage Trading

Jim De Mare	(212) 723-6325
Matt Cherwin	(212) 723-6325
Michael Leung	(212) 723-6325

Rating Agency Contacts

Standard & Poor's
Connor Kelly 212-438-2448

Moody's
Taruna Reddy 212-553-3605

Fitch
Kei Ishidoya 212-908-0238

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Ameriquest and its affiliates. Neither Ameriquest nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.